Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Century Bancorp, Inc. 401(k) Plan:
We consent to the incorporation by reference in the Registration Statement Form S-8 (No. 333-29987) of Century Bancorp, Inc. of our report dated April 5, 2001, with respect to the statements of net assets available for plan benefits of Century Bancorp, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held at December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of Century Bancorp, Inc. 401(k) Plan.

Boston, MA
December 12, 2007